                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                               AMENDMENT NO. 2 TO
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 15)


                     JOHNSTOWN/CONSOLIDATED INCOME PARTNERS
                           (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (CUSIP Number of Class of Securities)



                                PATRICK J. FOYE
                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                           COLORADO CENTER, TOWER TWO
                  2000 SOUTH COLORADO BOULEVARD, SUITE 2-1000
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                          300 SOUTH GRAND, 34TH FLOOR
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000

                                ----------------

                            CALCULATION OF FILING FEE

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Transaction Valuation*   $8,573,840.70           Amount of Filing Fee: $1,714.77

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* For purposes of calculating the fee only. This amount assumes the purchase of 88,673.5 units of limited partnership interest of the subject partnership for $96.69 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0- 11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.


Amount Previously Paid:    $1,714.77     Filing Parties:  AIMCO Properties, L.P.


Form or Registration No.: Schedule 14D-1 Date Filed:      November 17, 1999




                         (Continued on following pages)

       AMENDMENT NO. 2 TO SCHEDULE 14D-1/AMENDMENT NO. 15 TO SCHEDULE 13D

                  This Statement (the "Statement") constitutes (a) Amendment No. 2 to the Schedule 14D-1, originally filed on October 25, 1999, of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's offer to purchase units of limited partnership interest ("Units") of Johnstown/Consolidated Income Partners (the "Partnership"); and (b) Amendment No. 15 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on December 4, 1995, by Liquidity Assistance, L.L.C. ("Liquidity"), and Insignia Financial Group, Inc. ("Insignia"), as amended by
(i) Amendment No. 1, filed with the Commission on October 16, 1996, by Insignia, Liquidity, and Market Ventures, L.L.C. ("Market Ventures"), (ii) Amendment No. 2, filed with the Commission on April 25, 1997, by Insignia, Insignia Properties, L.P., ("IPLP"), and Andrew L. Farkas, (iii) Amendment No. 3, filed with the Commission on December 19, 1997, by Madison River Properties, L.L.C. ("Madison River"), IPLP, IPT, Insignia, and Andrew L. Farkas, (iv) Amendment No. 4, filed with the Commission on January 15, 1998, by Madison River, IPLP, IPT, Insignia, and Andrew L. Farkas, (v) Amendment No. 5, filed with the Commission on January 22, 1998, by Madison River, IPLP, IPT, Insignia, and Andrew L. Farkas, (vi) Amendment No. 6, filed with the Commission on February 2, 1998, by Madison River, IPLP, IPT, Insignia, and Andrew L. Farkas, (vii) Amendment No. 7, filed with the Commission on February 10, 1998, by Madison River, IPLP, IPT, Insignia, and Andrew L. Farkas, (viii) Amendment No. 8, filed with the Commission on March 12, 1998, by Madison River, IPLP, IPT, Insignia, and Andrew
L. Farkas, (ix) Amendment No. 9, filed with the Commission on November 11, 1997, by Madison River, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP"), and Apartment Investment and Management Company ("AIMCO"), (x) Amendment No. 10, filed with the Commission on May 27, 1999 by Madison, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xi) Amendment No. 11, filed with the Commission on July 1, 1999, by Madison River, AIMCO OP/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xii) Amendment No. 12, filed with the Commission on August 6, 1999 by Madison River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xiii) Amendment No. 13, filed with the Commission on October 25, 1999 by Madison River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, and (xiv) Amendment No. 14, filed with the Commission on November 17, 1999 by Madison River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO.
 The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.


(11)              MATERIAL TO BE FILED AS EXHIBITS.
                  (a)(1)   Offer to Purchase, dated October 25, 1999 (Previously filed).
                  (a)(2)   Letter of Transmittal and related Instructions (Previously filed).
                  (a)(3)   Letter, dated October 25, 1999, from AIMCO OP to the Limited Partners of the Partnership. (Previously filed).
                  (a)(4)   Litigation Settlement Offer, dated November 15, 1999 (Previously filed).
                  (a)(5)   Letter of Transmittal and related Instructions.
                  (a)(6)   Letter, dated November 15, 1999, from AIMCO OP to the Limited Partners of the Partnership (Previously filed).
                  (a)(7)   First Supplement to the Litigation Settlement Offer,
                           dated November 22, 1999.
                  (b)      Credit Agreement (Secured Revolving Credit Facility),
                           dated as of August 16, 1999, among AIMCO Properties,
                           L.P., Bank of America, Bank Boston, N.A., and First
                           Union National Bank. (Exhibit 10.1 to AIMCO's Current
                           Report on Form 8-K, dated August 16, 1999, is
                           incorporated herein by this reference.)
                  (c)      Not applicable.

                  (d)      Not applicable.
                  (e)      Not applicable.
                  (f)      Not applicable.
                  (z)(1) Agreement of Joint Filing, dated October 25, 1999, among AIMCO, AIMCO- GP, AIMCO OP, AIMCO/IPT, IPLP, and Madison River (Previously filed).

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 22, 1999
                                        MADISON RIVER PROPERTIES, L.L.C.

                                        By: /s/Patrick J. Foye
                                           -------------------------------------
                                             Executive Vice President

                                        AIMCO/IPT, INC.

                                        By: /s/Patrick J. Foye
                                           -------------------------------------
                                             Executive Vice President

                                        INSIGNIA PROPERTIES, L.P.

                                        By:  AIMCO/IPT, INC.
                                             (General Partner)

                                        By: /s/Patrick J. Foye
                                           -------------------------------------
                                             Executive Vice President

                                        AIMCO PROPERTIES, L.P.

                                        By: AIMCO-GP, INC.
                                             (General Partner)

                                        By: /s/Patrick J. Foye
                                           -------------------------------------
                                             Executive Vice President

                                        AIMCO-GP, INC.

                                        By: /s/Patrick J. Foye
                                           -------------------------------------
                                             Executive Vice President

                                        APARTMENT INVESTMENT
                                        AND MANAGEMENT COMPANY

                                        By: /s/Patrick J. Foye
                                           -------------------------------------
                                             Executive Vice President

                                  EXHIBIT INDEX


EXHIBIT NO.                                 DESCRIPTION
-----------                                 -----------

                  (a)(1)   Offer to Purchase, dated October 25, 1999 (Previously filed).
                  (a)(2)   Letter of Transmittal and related Instructions. (Previously filed).
                  (a)(3)   Letter, dated October 25, 1999, from AIMCO OP to the Limited Partners of the Partnership. (Previously filed).
                  (a)(4)   Litigation Settlement Offer, dated November 15, 1999 (Previously filed).
                  (a)(5)   Letter of Transmittal and related Instructions.
                  (a)(6)   Letter, dated November 15, 1999, from AIMCO OP to the Limited Partners of the Partnership (Previously filed).
                  (a)(7)   First Supplement to the Litigation Settlement Offer,
                           dated November 22, 1999.
                  (b)      Credit Agreement (Secured Revolving Credit Facility),
                           dated as of August 16, 1999, among AIMCO Properties,
                           L.P., Bank of America, Bank Boston, N.A., and First
                           Union National Bank. (Exhibit 10.1 to AIMCO's Current
                           Report on Form 8-K, dated August 16, 1999, is
                           incorporated herein by this reference.)
                  (c)      Not applicable.
                  (d)      Not applicable.
                  (e)      Not applicable.
                  (f)      Not applicable.
                  (z)(1)   Agreement of Joint Filing, dated October 25, 1999,
                           among AIMCO, AIMCO- GP, AIMCO OP, AIMCO/IPT, IPLP and
                           Madison River (Previously filed).